Exhibit 99.1

WIPRO LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING EQUITY SHARES OF

WIPRO LIMITED

Please refer to the reverse side of this card for the Resolution to be voted.

FOLD AND DETACH HERE

FOR AGAINST

Res. 1 ☐ ☐

Address change ☐ Mark box, sign and indicate changes/comments below:

Sign below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

1.	Approval for Buyback of Equity Shares

Wipro Limited	Voting Instruction Card
JPMorgan Chase Bank, N.A., Depositary
PO Box 64506, Saint Paul MN 55164-0506

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an announcement of results of Shareholder Voting of Wipro Limited (the “Company”) by way of postal ballot will be held on or before Wednesday, November 18, 2020, for the purpose set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your ADRs FOR or AGAINST the Resolution to be proposed kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolution. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. New York time, November 12, 2020. Only the registered holders of record at the close of business on October 26, 2020, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Equity Shares of Wipro Limited, record date of October 26, 2020, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such ADRs, on the Resolutions.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such ADRs will not be voted by the Depositary.

Please visit the Company’s website, https://www.wipro.com/investors/buy-back/, to view and download the notice for the postal ballot which also contains an explanatory statement with respect to the Resolution that is up for voting through the postal ballot route.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. New York time, November 12, 2020.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.